UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 17, 2018

NEXEO SOLUTIONS, INC.

(Exact Name of Registrant as specified in its charter)

Delaware	001-36477	46-5188282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Waterway Square Place, Suite 1000 The Woodlands, Texas		77380
(Address of principal executive offices)		(Zip Code)

(281) 297-0700

(Registrant’s telephone number, including area code)

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On September 17, 2018, Nexeo Solutions, Inc., a Delaware corporation ( “Nexeo”), issued a joint press release announcing the entry into a definitive agreement pursuant to which Univar Inc., a Delaware Corporation (“Univar”) will acquire Nexeo, on the terms and conditions contained therein. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, on September 17, 2018, Nexeo made available an investor presentation relating to the proposed transaction. A copy of the investor presentation is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit

99.1	Joint Press Release of Nexeo Solutions, Inc. and Univar Inc., dated September 17, 2018.

99.2	Investor Presentation of Nexeo Solutions, Inc., dated September 17, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXEO SOLUTIONS, INC.

By:	/s/ Michael B. Farnell, Jr.
Name:	Michael B. Farnell, Jr.
Title:	Executive Vice President and Chief Administrative Officer

Date: September 17, 2018